PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

FUKOKU SEIMEI BUILDING, 2-2 UCHISAIWAICHO 2-CHOME, CHIYODA-KU, TOKYO 100-0011, JAPAN

TELEPHONE (813) 3597-8101 FACSIMILE (813) 3597-8120

October 19, 2006

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington DC, 20549, U.S.A.

Attention: Ms. Cecilia D. Blye

        Chief, Office of Global Security Risk

Mitsubishi UFJ Financial Group, Inc.

Form 20-F/A for Fiscal Year Ended March 31, 2005

Dear Ms. Blye:

We are submitting this letter on behalf of our client Mitsubishi UFJ Financial Group, Inc. (the “Registrant”) in response to your letter, dated September 22, 2006, addressed to Mr. Nobuo Kuroyanagi, the Registrant’s President and Chief Executive Officer. We appreciate the Staff’s review of and comments to the Registrant’s responses provided in our letter dated September 7, 2006 (the “Previous Response Letter”).

Set forth below are the comments of the Staff together with the Registrant’s responses to those comments.

Comment No. 1. You state in your response letter that you have provided loans “to entities in or affiliated with Iran and other countries identified as state sponsors of terrorism (Cuba, North Korea, Sudan and Syria)...” You refer in your proposed Risk Factor to your “activities with counterparties in or affiliated with Iran, Cuba and other countries designated as ‘state sponsors of terrorism’...” Please provide the same type of information regarding your contacts with each country identified by the U.S. as a state

U.S. Securities and Exchange Commission

sponsor of terrorism as we requested in our letter of August 16, 2006, regarding your contacts with Iran, and as we request in the following comments regarding your contacts with Iran and Cuba.

Response to Comment No. 1. The Registrant has advised us that other than the loans, letter of credit confirmations, forfaiting and similar facilities (collectively, “credit facilities”) provided to entities in or affiliated with Iran and Cuba (as described in the Previous Response Letter and the response to comment no. 3 below), as of March 31, 2006, it did not have any outstanding credit facilities with entities in or affiliated with any other country currently identified as a state sponsor of terrorism (North Korea, Sudan and Syria) by the U.S. State Department.

Although the Registrant had no outstanding credit facilities with entities in or affiliated with Syria as of March 31, 2006, during the past three fiscal years the Registrant at times provided letter of credit confirmations, forfaiting and similar facilities to entities in or affiliated with Syria, as listed in Annex A. Specifically, as of March 31, 2005, the Registrant had a letter of credit confirmation and forfaiting facility for a Syrian financial institution. In addition, as of March 31, 2004, the Registrant had a similar facility for another Syrian financial institution. Otherwise, the Registrant has had no such credit facilities with entities in or affiliated with any country currently identified as a state sponsor of terrorism during the past three fiscal years.

Comment No. 2. Please refer to comment 1 in our letter dated August 16, 2006. Please provide us with more detailed information regarding the nature and scope of your business activities in Iran and Cuba, including the extent to which the governments of Iran and Cuba, or entities affiliated with or controlled by those governments, are parties to, or otherwise participate directly or indirectly in, the petroleum projects, trade financing and other transactions or financial services with which you have been or are involved in Iran and Cuba. Identify the government agencies or government-controlled entities that have been parties to such transactions or services, and state the dollar amounts involved for each of the past three fiscal years.

Response to Comment No. 2. The details of credit facilities provided by the Registrant to entities in or affiliated with Iran, Cuba and Syria during the past three fiscal years are attached as Annex A.

In addition to the above transactions, the Registrant engages in foreign exchange services, bank remittance services, issuance of letters of credit and other trade financing with entities in or affiliated with Iran, Cuba, North Korea, Sudan and Syria primarily to meet the financial needs of Japanese companies engaged in import/export transactions with counterparties in those countries. In these types of trade finance transactions, the Registrant’s risk exposure is to the Japanese company and not to the entities in the above countries. Accordingly, it is impractical and would be extremely burdensome for the Registrant to provide specific details regarding these transactions.

U.S. Securities and Exchange Commission

The Registrant understands that these types of trade finance transactions are permitted under applicable laws.

Comment No. 3. Please advise us whether, to the best of your knowledge, understanding, or belief, any of the activities or transactions in which you have participated in Iran or Cuba have involved or involve goods that might be considered “dual-use” items, or funds or services that could be used or have been used for military purposes by the Iranian or Cuban government.

Response to Comment No. 3. The Registrant has advised us that, to the best of its knowledge, the proceeds of outstanding loans that the Registrant has provided to entities in or affiliated with Iran and Cuba have been used primarily for petrochemical projects and not for dual-use items or military purposes by the Iranian or Cuban governments.

Similarly, to the best of its knowledge, none of the Registrant’s other activities or financial transactions with Iran, Cuba, North Korea, Sudan and Syria, consisting of foreign exchange services, bank remittance services and trade finance, have involved or involve goods or services that might be considered dual-use items, or could be used or have been used for military purposes by the governments of those countries.

Comment No. 4. With respect to your proposed risk factor, it appears to the staff that it would be appropriate for future reports on Form 20-F, including the report for the fiscal year ended March 31, 2006, to state not only the percentage of total assets represented by loans outstanding to borrowers in or affiliated with Iran and Cuba during the most recently completed fiscal year, but also the total dollar amount of loans per country which the stated percentage represents.

Response to Comment No. 4. As requested, the Registrant has disclosed the total dollar amount of loans outstanding to borrowers in or affiliated with Iran and Cuba as of March 31, 2006 on page 18 of its annual report on Form 20-F for the fiscal year ended March 31, 2006, which was filed with the Commission on September 28, 2006.

Comment No. 5. Please remove the mitigating term “limited” from the first sentence of your proposed risk factor.

Response to Comment No. 5. The Registrant has made the requested deletion on page 18 of its annual report on Form 20-F for the fiscal year ended March 31, 2006, which was filed with the Commission on September 28, 2006.

Comment No. 6. We note the disclosure in your response and in the proposed risk factor that your “operations with entities in Iran consist primarily of loans to Iranian financial institutions in the form of financings for petroleum projects...” Please

U.S. Securities and Exchange Commission

address the applicability to your Iran-related operations of the Iran Libya Sanctions Act, which authorizes the President of the United States to impose sanctions on any company that knowingly makes an investment in Iran of $20 million or more in any 12-month period that directly and significantly contributes to the enhancement of Iran’s ability to develop its petroleum resources.

Response to Comment No. 6. The Registrant understands that the Iran Sanctions Act of 1996, as amended (formerly known as the Iran and Libya Sanctions Act of 1996; hereafter the “ISA”), essentially requires the imposition of sanctions against entities that, “with actual knowledge,” (1) make an investment of $20 million or more (or any combination of investments of at least $5 million each that aggregate $20 million or more in any 12-month period), that “directly and significantly contributed to the enhancement of Iran’s ability to develop” its “petroleum resources”; or (2) export, transfer or otherwise provide, on or after June 6, 2006, goods, services, technology or other items knowing that they would contribute materially to Iran’s ability to acquire or develop chemical, biological or nuclear weapons or related technologies or “destabilizing numbers and types of advanced conventional weapons.”

The Registrant further understands that the ISA defines “investment” as a contract with an Iranian entity that involves responsibility for the development of petroleum resources in Iran; provides for the general supervision and guarantee of another’s performance of such contract; provides for participation in royalties, earnings, or profits from such development; or the purchase of an equity interest or other ownership share in such development. The Registrant also understands that the ISA specifically excludes from the definition of “investment” normal trade contracts, which include the “entry into, performance, or financing of a contract to sell or purchase goods, services or technology.”

The Registrant has advised us that it believes that none of its loans to entities in or affiliated with Iran (as set forth in Annex A) would qualify as sanctionable investments under the ISA. The Registrant has further advised us that it believes that neither these loans provided by the Registrant nor any of its other activities with Iran described in the responses above constitute “investments” as defined by the ISA.

Additionally, the Registrant confirms that it has not exported, transferred or otherwise provided any goods, services, technology or other items knowing that they would contribute materially to Iran’s ability to acquire or develop chemical, biological or nuclear weapons or related technologies or destabilizing numbers and types of advanced conventional weapons. In light of the fact that exports and other transactions involving weapons of mass destruction and other military equipment are restricted by applicable Japanese laws, the Registrant has informed us that it has not provided trade finance or banking related services knowing that they would contribute materially to the acquisition or development of weapons by the Iranian government. As described in the response to comment no. 3 above and Annex A hereto, to the best of its knowledge, the proceeds of

U.S. Securities and Exchange Commission

outstanding loans that the Registrant has provided to entities in or affiliated with Iran have been used for petrochemical projects and other goods and are not related to any items, funds or services that could be used or have been used for the acquisition or development of weapons or other military purposes by the Iranian government. Similarly, to the best of its knowledge, none of the Registrant’s other financial transactions or activities with Iran, such as foreign exchange services, bank remittance services and trade finance, have involved or involve goods or services that could be used or have been used for the acquisition or development of weapons or other military purposes by the Iranian government.

*     *     *

In connection with responding to the comments of the Staff, the Registrant acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

Please contact the undersigned at +81-3-3597-8101 (fax number +81-3-3597-8120) if we may be of help in answering any questions that may arise in connection with your review of this letter.

Sincerely,

/s/ Tong Yu

Tong Yu

cc:	Donald A. Walker
Pradip Bhaumik
U.S. Securities and Exchange Commission

Mitsubishi UFJ Financial Group, Inc.

ANNEX A

As of March 31, 2006, Bank of Tokyo-Mitsubishi UFJ (BTMU) was the only company within MUFG group to have outstanding loan balances to Iran, Cuba and Syria. Therefore, the data below are for BTMU, and its predecessors Bank of Tokyo-Mitsubishi (BTM) and UFJ Bank (UFJ).

Exposure to Iran	(Unit: USD tho)

					Mar. 2006				Mar. 2005
					GROSS				Ex-BTM				Ex-UFJ
						Insured/Guaranteed Portion			GROSS	Insured/Guaranteed Portion			GROSS	Insured/Guaranteed Portion
	Borrower	Purpose of Funds	Details of Transaction & Purpose of Funds	% of shares held by Iranian Gov.	Outstanding Balance	Outstanding Balance	Country of Guarantor	Name of Guarantor	Outstanding Balance	Outstanding Balance	Country of Guarantor	Name of Guarantor	Outstanding Balance	Outstanding Balance	Country of Guarantor	Name of Guarantor
	Loans to Corporates				868,517				658,590				365,312
1	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
2	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
3	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****
4	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****
5	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—	—	—	—	—	—	—	—
6	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—				—
7	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	—	—	—	—
			*****		*****	—	—	—	—	—	—	—
8	*****	Equipment & Projects	*****		*****	—	—	—	—	—	—	—
			*****	100%	*****	*****	*****	*****	—	—	—	—	*****	*****	*****	*****
			*****		*****	*****	*****	*****	—	—	—	—
9	*****	Equipment & Projects	*****	100%	*****	—	—	—	*****	—	—	—	—	—	—	—
10	*****	Equipment & Projects	*****	100%	*****	—	—	—	*****	—	—	—	—	—	—	—
11	*****	Trade	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	—	—	—	—
12	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—	—	—	—	—	—	—	—
13	*****	General Purpose	*****	0%	*****	*****	*****	*****	*****	—	—	—	—	—	—	—
14	*****	Other	*****	0%	*****	*****	*****	*****		—	—	—	*****	*****	*****	*****
15	*****	Trade	*****	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
16	*****	Trade	*****	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
	Loans to Financial Institutions				75,476				67,808				28,944
17	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	—	—	—	—
18	*****	Equipment & Projects	*****	100%	*****	—	—	—	*****	—	—	—	—	—	—	—
19	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—	—	—	—	*****	*****	*****	*****
20	*****	Equipment & Projects	*****	100%	*****	—	—	—	*****	—	—	—	—	—	—	—
21	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****	*****
22	*****		*****		*****	*****	*****	*****	—	—	—	—	—	—	—	—
23	*****	Equipment & Projects	*****	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
24	*****	Other	*****	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
25	*****	General Purpose	*****	100%	—	—	—	—	—	—	—	—	—	—	—	—
	L/C confirmation etc				156,956				60,600				128,386
26	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
27	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
28	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
29	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
30	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—	*****	—	—	—
31	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
32	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	—	—	—	—
33	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	—	—	—	—
34	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
35	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
36	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	—	—	—	—	*****	—	—	—
	Total				1,100,949				786,998				522,642

					Mar. 2004
					Ex-BTM				Ex-UFJ
					GROSS	Insured/Guaranteed Portion			GROSS	Insured/Guaranteed Portion
	Borrower	Purpose of Funds	Details of Transaction & Purpose of Funds	% of shares held by Iranian Gov.	Outstanding Balance	Outstanding Balance	Country of Guarantor	Name of Guarantor	Outstanding Balance	Outstanding Balance	Country of Guarantor	Name of Guarantor
	Loans to Corporates				234,101				443,981
1	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
2	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****
3	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****
4	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****
5	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
6	*****	Equipment & Projects	*****	100%	—				—
7	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
		Equipment & Projects	*****		—	—	—	—		—	—	—
8			*****		—	—	—	—		—	—	—
	*****		*****	100%	—	—	—	—	*****	—	—	—
			*****		—	—	—	—		—	—	—
9	*****	Equipment & Projects	*****	100%	*****	—	—	—	—	—	—	—
10	*****	Equipment & Projects	*****	100%	*****	—	—	—	—	—	—	—
11	*****	Trade	*****	100%	—	—	—	—	—	—	—	—
12	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
13	*****	General Purpose	*****	0%	—	—	—	—	—	—	0	0
14	*****	Other	*****	0%		—	—	—	*****	*****	*****	*****
15	*****	Trade	*****	100%	—	—	—	—	*****	—	—	—
16	*****	Trade	*****	100%	—	—	—	—	—	—	—	—
	Loans to Financial Institutions				38,137				41,851
17	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—	—	—	—
18	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
19	*****	Equipment & Projects	*****	100%	—	—	—	—	*****	*****	*****	*****
20	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	—	—	—	—
21	*****	Equipment & Projects	*****	100%	*****	*****	*****	*****	*****	*****	*****	*****
22	*****		*****		—	—	—	—	—	—	—	—
23	*****	Equipment & Projects	*****	100%	—	—	—	—	—	—	—	—
24	*****	Other	*****	100%	*****	—	—	—	*****	—	—	—
25	*****	General Purpose	*****	100%	—	—	—	—	—	—	—	—
	L/C confirmation etc				9,567				59,529
26	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—
27	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	*****	—	—	—
28	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	*****	—	—	—
29	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	*****	—	—	—	*****	—	—	—
30	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	*****	—	—	—
31	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	*****	—	—	—
32	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—		—	—	—
33	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—		—	—	—
34	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—		—	—	—
35	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	*****	—	—	—
36	*****	Trade	Total amount of L/C Confirmation, Forfaiting, etc.	100%	—	—	—	—	—	—	—	—
	Total				281,805				545,361

Note: “*****” indicates confidential information that has been redacted in accordance with relevant laws or agreements. Such information has been provided on a confidential basis to the SEC.

ANNEX A

Exposure to Cuba	(Unit: USD tho)

					Mar. 2006		Mar. 2005		Mar. 2004
	Borrower	Purpose of Funds	Details of Transaction & Purpose of Funds	% of shares held by Cuba Gov.	GROSS	Insured /Guaranteed Portion	Ex-UFJ		Ex-UFJ
							GROSS	Insured/ Guaranteed Portion	GROSS	Insured/ Guaranteed Portion
					Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance
1	*****	Trade	*****	100%	*****	—	—	—	—	—
2	*****	Trade	*****	100%	*****	—	*****	—	*****	—

	Total				17,037		4,345		10,161

Note:	“*****” indicates confidential information that has been redacted in accordance with relevant laws or agreements. Such information has been provided on a confidential basis to the SEC.

ANNEX A

Exposure to Syria	(Unit USD tho)

					Mar. 2006		Mar. 2005		Mar. 2004
	Borrower	Purpose of Funds	Details of Transaction & Purpose of Funds	% of shares held by Syria Gov.	GROSS	Collateral	Ex-BTM		Ex-BTM
							GROSS	Collateral	GROSS	Collateral
					Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance	Outstanding Balance
1	*****	Trade	*****	100%	0	0	0	0	*****	*****
2	*****	Trade	*****	100%	0	0	*****	*****	*****	*****

	Total				0		1,550		1,016

Note:	“*****” indicates confidential information that has been redacted in accordance with relevant laws or agreements. Such information has been provided on a confidential basis to the SEC.